Metallica Resources Inc.

Consolidated Financial Statements
as at December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

Management's Report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report and for the consistency between the consolidated financial statements and other financial and operating data contained elsewhere in the report.  The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate.  The Audit Committee of the Board of Directors, comprising independent directors, has reviewed the consolidated financial statements with management and the external auditors.  The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders and have conducted an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Their report follows.

“Richard J. Hall”
Richard J. Hall
President and Chief Executive Officer

“Bradley J. Blacketor”
Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

March 20, 2008

Independent Auditors' Report

To the Shareholders of Metallica Resources Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Metallica Resources Inc. (the “Company”) as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss, and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Metallica Resources Inc.'s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting which is in Management's Discussion and Analysis.  Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ "PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia, Canada
March 20, 2008

Metallica Resources Inc.
Consolidated Balance Sheets
December 31, 2007 and 2006
U.S. dollars (000's, except share data)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$17,127	$44,762
Value-added tax and other receivables	3,777	2,787
Inventory (Note 4)	11,668	133
Deposits and prepaid expenses	1,418	204
Future income tax assets (Note 9)	4,194	--
	38,184	47,886

Mineral properties, plant and equipment (Note 5)	102,034	84,827
Other assets	804	240

Total assets	$141,022	$132,953

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$7,818	$5,789

Restricted stock units (Note 8(e))	1,015	557
Asset retirement obligation (Note 6)	1,481	611
Other liabilities (Note 7)	700	--
Future income tax liabilities (Note 9)	9,470	--
	20,484	6,957
Shareholders' equity:
Share capital (92,773,665 common shares, 2006: 92,001,263) (Note 8(b))	135,832	133,572
Contributed surplus	1,485	1,485
Warrants (Note 8(d))	10,360	10,364
Stock options (Note 8(c))	3,405	2,474
Accumulated other comprehensive loss	(24)	--
Deficit	(30,520)	(21,899)
	120,538	125,996

Total liabilities and shareholders' equity	$141,022	$132,953

Contingencies (Note 12)
Subsequent event (Note 17)

Approved by the Board:

"Craig J. Nelsen"
Craig J. Nelsen

"Amjad J. Ali"
Amjad J. Ali

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2007, 2006 and 2005
U.S. dollars (000's, except share data)

	2007	2006	2005

Revenues (Note 1):
Gold	$17,842	$--	$--
Silver	5,021	--	--
	22,863	--	--

Operating expenses (Note 1):
Production costs	21,704	--	--
Depreciation and amortization	1,311	--	--
	23,015	--	--
Operating loss	(152)	--	--

Other expense (income):
General and administrative	5,365	3,641	2,030
Exploration and business development	775	545	232
Restricted stock units	876	417	59
Write-down of mineral properties, plant and equipment	--	380	3
Foreign exchange gain	(2,729)	(695)	(1,045)
Income from property payments (Note 5)	--	--	(8,349)
Interest income	(1,202)	(1,216)	(1,037)
	3,085	3,072	(8,107)

Income (loss) before income taxes	(3,237)	(3,072)	8,107

Income tax provision (Note 9)	5,384	58	148

Net income (loss)	(8,621)	(3,130)	7,959

Deficit at beginning of period	(21,899)	(18,769)	(26,728)

Deficit at end of period	$(30,520)	$(21,899)	$(18,769)

Basic and diluted net income (loss) per share	$(0.09)	$(0.04)	$0.10

Weighted average number of common shares outstanding	92,404,717	84,110,240	82,952,717

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
Consolidated Statement of Comprehensive Loss
For the year ended December 31, 2007
U.S. dollars (000's)

Net loss	$(8,621)
Net unrealized loss on available-for-sale securities	(34)

Comprehensive loss	$(8,655)

Metallica Resources Inc.
Consolidated Statement of Accumulated Other Comprehensive Loss
For the year ended December 31, 2007
U.S. dollars (000's)

Balance at December 31, 2006	$--
Net unrealized gain on available-for-sale securities	10
Balance at January 1, 2007 on adoption of new accounting standard	10
Net unrealized loss on available-for-sale securities	(34)

Accumulated other comprehensive loss	$(24)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005
U.S. dollars (000's)

	2007	2006	2005
Cash flows provided from (used for) operating activities
Net income (loss)	$(8,621)	$(3,130)	$7,959
Non-cash items:
Depreciation and amortization	1,378	37	12
Stock-based compensation expense	1,505	1,177	341
Restricted stock unit expense	997	417	59
Future income tax expense	5,276	--	--
Other non-cash items	173	15	43
Write-down of mineral properties, plant and equipment	--	380	3
Changes in non-cash working capital and other assets (Note 14)	(9,514)	(1,262)	(251)

	(8,806)	(2,366)	8,166
Cash flows used for investing activities
Mineral properties, plant and equipment	(19,879)	(24,975)	(9,194)
Proceeds from property option payment	--	--	1,651
Deposits for construction	(368)	--	--
Other liabilities	(24)	--	--

	(20,271)	(24,975)	(7,543)
Cash flows provided from financing activities
Common shares and warrants issued for cash, net of issue costs	--	28,123	--
Proceeds from exercise of warrants	35	252	--
Proceeds from exercise of stock options	1,397	1,058	430

	1,432	29,433	430

Increase (decrease) in cash and cash equivalents	(27,645)	2,092	1,053
Cash and cash equivalents, beginning of period (Note 3)	44,772	42,670	41,617

Cash and cash equivalents, end of period	$17,127	$44,762	$42,670

Cash and cash equivalents consist of:
Cash on hand	$2,693	$961	$490
Short-term investments	14,434	43,801	42,180
	$17,127	$44,762	$42,670

Non-cash investing activities:
Increase (decrease) in accounts payable and other liabilities
related to mineral properties, plant and equipment	$(2,797)	$3,592	$501
Income tax payments	$82	$47	$140

The accompanying notes are an integral part of these consolidated financial statements.

1.

Nature of Operations

Metallica Resources Inc. (the "Company") operates a gold and silver mine in Mexico and is engaged in the acquisition, exploration and development of precious and base metal mineral deposits throughout the Americas.

The processing facilities for the Company's Cerro San Pedro gold and silver mine were tested and determined to be operational on April 30, 2007. Effective May 1, 2007, commercial production commenced at the Cerro San Pedro mine. All revenues and operating costs recorded after May 1, 2007 are reflected in the Company's statement of operations.

The Company also has a 30% interest in an advanced stage copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

2.

Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 16.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

·	Datawave Sciences Inc.	·	Minera Metallica Resources Chile Limitada
·	De Re Holdings Inc.	·	Minera San Xavier, S.A. de C.V.
·	Desarrollos Metallica C.A.	·	MMM Exploraciones, S.A. de C.V.
·	Great Frontier Resources Inc.	·	Raleigh Mining International Limited
·	Metallica (Barbados) Inc.	·	Servicios del Plata y Oro, S.A. de C.V.
·	Metallica Management Inc.	·	Sociedad Contractual Minera El Morro
·	Metallica Resources Alaska Inc.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Significant estimates that involve highly subjective assumptions by management include estimates of recoverable gold and silver in ore on leach pad inventory, depletion and amortization calculations, estimates of fair value to assess asset impairment, estimates of asset retirement obligations, provisions for contingencies and litigation, estimates for stock-based compensation and valuation allowances for future income tax assets. Actual results could therefore differ from those reported.

Foreign Currency Translation

The Company considers the United States dollar to be the functional currency of all of its operations. Monetary assets and liabilities in foreign currencies and integrated foreign subsidiaries are translated into United States dollars at the exchange rate on the balance sheet date. Nonmonetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates, except for depreciation and amortization, and stock compensation expense, which are translated at historical rates. All exchange gains and losses are included in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments that have original maturities of three months or less. The Company does not hold any asset-backed securities.

Inventory

The Cerro San Pedro mine is a run-of-mine heap leaching operation whereby gold and silver ore is mined and placed on leach pads without screening or crushing. Ore on leach pad represents mined ore that has been stacked on an impermeable pad and is being leached with chemical solutions to dissolve precious metals. The precious metals will be recovered in the processing plant in the form of partially refined gold and silver, called doré, which is sent to a third party refinery for processing into saleable precious metals. Inventories consist primarily of ore on leach pad and doré.

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad is not known until the leaching process has concluded at the end of the mine life.

Ore on leach pad is valued at the lower of average production cost or net realizable value. Costs are added to ore on leach pad based on actual mining costs and amortization and depreciation incurred during the period, and are removed from the leach pad based on the average cost per recoverable ounce.

Doré inventory is valued at the lower of average production cost or net realizable value. Average production cost includes the average cost of the ore on leach pad incurred prior to the doré refining process, plus doré processing costs including applicable depreciation on the process plant facilities. Royalties, outside refinery charges and related transportation charges are allocated directly to production costs.

Supplies and reagents inventory are valued at the lower of average cost or replacement cost.

Mineral Properties, Plant and Equipment

The cost of acquiring mineral property interests, and related exploration and development costs incurred thereafter, are capitalized until commercial production is established, or the property is disposed of through sale or otherwise, or the carrying value has been impaired. Exploration expenditures incurred prior to the acquisition of a mineral property interest are expensed as incurred. Proceeds from the sale of an interest in a mineral property are credited against its carrying value until the payments received exceed the costs incurred, at which time they are recorded as income. If a property is put into commercial production, capitalized mineral property, exploration and development expenditures for that property are amortized over the estimated economic mine life using the units-of-production method based on estimated recoverable mineral reserves. Equipment, vehicles, buildings and furniture are amortized on the straight-line basis over the estimated useful life of the asset, which currently ranges from three to 20 years.

When events or changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future metal prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating and sustaining capital and reclamation costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that would adversely affect management's estimate of undiscounted future net cash flows from its mineral properties. If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. When future net cash flows cannot be estimated and other events suggest impairment, management assesses whether carrying values can be recovered by considering alternative methods of determining fair value. If management's estimate of the recoverable amount is less than a long-lived asset's carrying value, the carrying value is written down to the estimated fair value.

The costs deferred at any point in time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Asset Retirement Obligations

Asset retirement obligations ("AROs") are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development or normal operation of a long-lived asset.

The Company recognizes the fair value of AROs in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the present value of the estimated future cash settlement of the ARO. AROs are capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. The capitalized asset retirement cost is amortized over the life of the related asset upon commencement of commercial production. The liability is accreted up to the date that the liability is finally settled in cash, subject to annual adjustments for changes in estimates. Accretion of the liability prior to commencement of commercial production was capitalized, whereas accretion of the liability after commencement of commercial production is reflected in production costs in the statement of operations.

Financial Instruments

At December 31, 2007, the carrying values of cash, deposits and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of the instruments. Cash equivalents are recorded at fair value.

Foreign exchange risk principally arises from foreign currency fluctuations when cash is held in currencies other than U.S. dollars, and from operating expenses denominated in Mexican Pesos at the Company's Cerro San Pedro mine. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Production Costs

Production costs include ore and waste mining, ore processing, mine administration, transportation and refining, and royalties.

Revenue Recognition

Revenue is recorded when persuasive evidence of an arrangement exists, the dore has been shipped, title has passed to the purchaser, the price is fixed or determinable and the cash has been received. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax basis of an asset or liability and the carrying amount on the balance sheet. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Stock-based Compensation and Warrants

The Company recognizes stock-based compensation expense for all forms of employee stock-based compensation, including stock options. Stock-based compensation expense for stock options is determined based on the estimated fair values of the options on the date of grant using the Black-Scholes option pricing model. The fair value is recognized as stock-based compensation expense, or capitalized in the case of employees or consultants working directly on mine development projects, over the vesting period of the respective options. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to unvested stock options that are forfeited is recorded as a reduction to stock compensation expense, or as a reduction to the related asset in the case of an employee or consultant working directly on a mine development project, when the forfeiture occurs.

Restricted stock units are settled in cash and are marked to market based on the underlying stock price at period end. Changes in the related liability are recorded in the statement of operations, or capitalized if related to mine development projects, based on service provided to that date.

Warrants are recorded at their estimated fair value on the date of issue using the Black-Scholes option pricing model.

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits. Employee future benefits include statutorily mandatory accrued benefits payable to employees in the event of termination in certain circumstances. The accrual of this benefit is estimated at the discounted value of the expected future payments.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of in-the-money options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.

Recent Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the quarter ended March 31, 2008 and is considering the impact that these standards will have on the Company's financial statements.

Capital Disclosures – CICA Handbook Section 1535

This section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.

Inventories – CICA Handbook Section 3031

This standard provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory.

Financial Instruments, Disclosures – CICA Handbook Section 3862

This standard requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company's financial performance, and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement basis used, and the criteria used to determine classification of financial instruments.

Effective January 1, 2009 the CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company's financial statements.

Goodwill and Intangible Assets – CICA Handbook Section 3064

This section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

3.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted two new accounting standards and related amendments to other standards on financial instruments issued by the CICA.

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company's cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company's balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income. As prescribed by these standards, prior periods have not been restated.

4.

Inventory

Inventory consists of the following:

(000's)	December 31,
	2007	2006

Ore on leach pad	$10,255	$133
Gold and silver doré	1,281	--
Reagents and supplies	132	--

	$11,668	$133

5.

Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the years ended December 31, 2007 and 2006 are summarized as follows:

(000's)				Plant
Balance at	Mineral	Deferred	Construction	and		Accumulated
December 31, 2006	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net

Cerro San Pedro, Mexico	$23,924	$20,840	$35,213	$1,128	$81,105	$383	$80,722
El Morro, Chile	--	113	--	--	113	--	113
Rio Figueroa, Chile	562	2,115	--	--	2,677	--	2,677
Other Projects, Chile	41	12	--	--	53	--	53
Southwest Alaska, USA	225	886	--	--	1,111	--	1,111
Other	--	--	--	275	275	124	151
Balance at December 31,
2006	24,752	23,966	35,213	1,403	85,334	507	84,827

2007 Additions

Cerro San Pedro, Mexico	573	1,692	13,990	563	16,818	1,969	14,849
Reclassification of Cerro
San Pedro balances	--	(22,532)	(49,203)	71,735	--	--	--
El Morro, Chile	--	144	--	--	144	--	144
Rio Figueroa, Chile	436	1,037	--	--	1,473	--	1,473
Other Projects, Chile	14	3	--	--	17	--	17
Southwest Alaska, USA	120	243	--	--	363	--	363
Liberty Bell, USA	28	340	--	--	368	--	368
Other	--	--	--	60	60	67	(7)

2007 Additions	1,171	(19,073)	(35,213)	72,358	19,243	2,036	17,207

Balance at
December 31, 2007

Cerro San Pedro, Mexico	24,497	--	--	73,426	97,923	2,352	95,571
El Morro, Chile	--	257	--	--	257	--	257
Rio Figueroa, Chile	998	3,152	--	--	4,150	--	4,150
Other Projects, Chile	55	15	--	--	70	--	70
Alaska Peninsula, USA	345	1,129	--	--	1,474	--	1,474
Liberty Bell, USA	28	340	--	--	368	--	368
Other	--	--	--	335	335	191	144
Balance at December 31,
2007	$25,923	$4,893	--	$73,761	$104,577	$2,543	$102,034

(000's)				Plant
Balance at	Mineral	Deferred	Construction	and		Accumulated
December 31, 2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net

Cerro San Pedro, Mexico	$23,874	$20,060	$9,210	$735	$53,879	$246	$53,633
El Morro, Chile	--	20	--	--	20	--	20
Rio Figueroa, Chile	335	1,521	--	--	1,856	--	1,856
Other Projects, Chile	26	2	--	--	28	--	28
Alaska Peninsula, USA	310	172	--	--	482	--	482
Other	--	--	--	102	102	87	15
Balance at December 31,
2005	24,545	21,775	9,210	837	56,367	333	56,034

2006 Additions

Cerro San Pedro, Mexico	50	780	26,003	393	27,226	137	27,089
El Morro, Chile	--	93	--	--	93	--	93
Rio Figueroa, Chile	227	594	--	--	821	--	821
Other Projects, Chile	15	10	--	--	25	--	25
Southwest Alaska, USA	51	958	--	--	1,009	--	1,009
Other	--	--	--	173	173	37	136

2006 Additions	343	2,435	26,003	566	29,347	174	29,173

2006 Impairment
write-down

Southwest Alaska, USA	(136)	(244)	--	--	(380)	--	(380)

Balance at
December 31, 2006

Cerro San Pedro, Mexico	23,924	20,840	35,213	1,128	81,105	383	80,722
El Morro, Chile	--	113	--	--	113	--	113
Rio Figueroa, Chile	562	2,115	--	--	2,677	--	2,677
Other Projects, Chile	41	12	--	--	53	--	53
Southwest Alaska, USA	225	886	--	--	1,111	--	1,111
Other	--	--	--	275	275	124	151
Balance at December 31,
2006	$24,752	$23,966	$35,213	$1,403	$85,334	$507	$84,827

The Company reclassified its capitalized exploration and mine development costs relating to the Cerro San Pedro mine to plant and equipment due to commencement of commercial production on May 1, 2007.

a)

Mexico – Cerro San Pedro Mine

The Cerro San Pedro gold and silver mine is located in the State of San Luis Potosí, Mexico and is 100%-owned by the Company's wholly owned subsidiary, Minera San Xavier, S.A. de C.V. ("MSX").  The mine is an open-pit, heap-leach operation that produces gold and silver doré from run-of-mine ore.  Commercial production at the mine commenced on May 1, 2007.

In December 2003, the Company entered into a contract with Washington Group Latin America ("WGLA") to provide contract mining and related construction services over the pre-production period and estimated mine life of approximately ten years. The contract was terminated in June 2007 (See Note 12).

 The mine is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all MSX mineral concessions presently owned or optioned by the Company.

b)

Chile – El Morro Project

The Company's activities in Chile are concentrated on precious and base metal exploration targets.  The El Morro copper-gold project consists of the La Fortuna and El Morro areas.  The Company's interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In September 1999, the Company entered into an exploration agreement with Xstrata Plc (formerly, Falconbridge Limited) that provided for Xstrata to earn a 70% interest in the El Morro copper-gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10 million and by making a $10 million payment to the Company by September 14, 2005.  On August 31, 2005, the Company received the $10 million payment from Xstrata, which resulted in Xstrata earning a 70% interest in the El Morro project and the Company recording $8.3 million of income from property payments:

(000's)

Xstrata earn-in payment on El Morro project	$ 10,000
Carrying value of El Morro project at August 31, 2005	1,651
Income from property payment	$ 8,349

The Company and Xstrata are required to make payments to the former owners of certain mining concessions totaling $0.4 million, in accordance with their respective ownership interests, within two years of commencement of mining on these concessions.

Certain mining concessions at the La Fortuna area are subject to a 2% NSR royalty.

c)

Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.  In order to exercise the option, the Company must make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, of which $1.0 million has been paid to date.  The Company was also required to spend a minimum of $1.5 million on qualifying exploration expenditures, which has been met.

Certain mining concessions contained in the Rio Figueroa project property package, which are held under a purchase option agreement with Potrillos, are subject to a 1.5% NSR production royalty.  Certain other mining concessions, which are held under an amendment to the option agreement with Potrillos, are subject to a 2% NSR production royalty.

d)

Chile – Other Projects

Other projects consist of copper-gold exploration concessions that the Company acquired by staking and are contiguous to the El Morro project.  The Company has incurred property acquisition costs and deferred expenditures on these concessions totaling $0.1 million at December 31, 2007.

e)

USA - Alaska Peninsula

In September 2005, the Company acquired an option to earn up to a 65% interest in the Alaska Peninsula gold and copper project by making qualifying expenditures totaling $4.75 million over a five-year period beginning September 2005.  The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.  The Company has incurred qualifying expenditures totaling approximately $1.7 million as of December 31, 2007.

In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the Alaska Peninsula property areas, had decided not to allow mineral exploration activities on its land.  As a result, an impairment write-down attributable to this property area totaling $0.4 million was recorded in 2006.

f)

USA – Liberty Bell

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.  The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million beginning in March 2008, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011.  If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner retains a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold.  Exploration activities on the Liberty Bell project include a property wide reconnaissance evaluation to confirm previously identified prospective geology and potential for economic gold mineralization, and to update the exploration model for the area.  The Company has incurred qualifying expenditures totaling approximately $0.3 million as of December 31, 2007.

6.

Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro mine requires that it reclaim certain land that it disturbs during mine construction and mine operations.  The Company has recorded an asset retirement obligation for its Cerro San Pedro mine as follows:

(000's)	December 31,
	2007	2006

Balance at beginning of year	$611	$343
Additional reclamation provision	1,126	236
Accretion	61	32
Revision in estimated cash flows	(119)	--
Balance at end of year	1,679	611
Less current portion, included in accounts payable and accrued liabilities	(198)	--
Non-current portion	$1,481	$611

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows, which total $2.7 million as of December 31, 2007.  The present value of the estimated future cash outflows assumes a long-term inflation rate of 2.5% to 3.0%, and has been discounted using credit-adjusted risk-free rates of 6.5% to 9%.  The asset retirement obligation at December 31, 2007 of $1.7 million has been capitalized as mineral properties, plant and equipment, and is being amortized over the estimated economic mine life using the units-of-production method based on estimated recoverable mineral reserves.  Accretion of the asset retirement obligation is included in direct production costs in the statement of operations.

The Company has agreed to make reclamation deposits totaling approximately $4.3 million over the estimated mine life; however, negotiations with the relevant governmental agency to determine the periodic funding requirements have not been finalized.

7.

Other Liabilities

Other liabilities include amounts owed under long-term non-interest bearing payment obligations to property owners at the Cerro San Pedro mine over a period of approximately ten years.  The Company has recorded the present value of the liability at fair value, using a 7% discount rate.  Accretion expense is included in direct production costs in the statement of operations.  The fair value of the liability at December 31, 2007 was $0.7 million.

8.

Share Capital

a)

Authorized

Unlimited number of common and preferred shares without par value.

b)

Common Shares Issued and Outstanding

Year Ended December 31,	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount
	#	(000's)	#	(000's)	#	(000's)
Outstanding, beginning of year	92,001,263	$133,572	83,301,676	$108,158	82,687,043	$107,662
Shares issued in private
placement (Note 8(d))	--	--	7,670,500	23,621	--	--
Exercise of warrants for cash
(Note 8(d))	11,900	35	92,500	252	--	--
Fair value of warrants
exercised (Note 8(d))	--	4	--	28	--	--
Exercise of stock options for cash
(Note 8(c))	755,934	1,397	926,833	1,058	598,833	430
Fair value of stock options
exercised (Note 8(c))	--	803	--	428	--	46
Shares issued for retirement
plan (Note 10)	4,568	21	9,754	27	15,800	20

Outstanding, end of year	92,773,665	$135,832	92,001,263	$133,572	83,301,676	$108,158

c)

Options

The Company's stock-based compensation plan provides that the exercise price per share is equal to the closing market price as quoted on the Toronto Stock Exchange on the day preceding the date of grant.  Each stock option allows for the purchase of one share and expires not later than five years from the date of grant.  Stock options generally vest over a period of up to two years from the date of grant.  In 2006, the shareholders approved an amendment to the stock option plan which provides for a maximum of 7.5 million common shares that may be issued after April 19, 2006.  As of December 31, 2007, a total of 1,361,767 common shares had been issued subsequent to April 19, 2006.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2007	2006	2005

Risk-free interest rate (Canada)	3.7% to 4.7%	3.8% to 4.3%	3.2% to 3.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company's common shares	55% to 67%	60% to 71%	65% to 66%
Expected life of option	3.4 to 3.7 years	3.5 to 3.9 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company's common shares.  Changes in the subjective input assumptions can materially affect the fair value estimate.

The following is a summary of options granted under the Company's stock-based compensation plan:

	Year Ended December 31,			Weighted Average Exercise Price (Canadian Dollars) Year Ended December 31,
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	3,066,500	2,555,000	2,535,500	$2.41	$1.49	$1.36

Granted	846,285	1,470,000	880,000	4.98	3.32	1.62
Exercised	(755,934)	(926,833)	(598,833)	2.05	1.30	0.86
Forfeited	(90,000)	(31,667)	(186,667)	3.90	2.97	1.79
Expired	--	--	(75,000)	--	--	2.87

Outstanding, end of year	3,066,851	3,066,500	2,555,000	$3.17	$2.41	$1.49

Exercisable, end of year	2,070,995	1,867,582	1,858,333	$2.66	$2.00	$1.39

The following table summarizes selected information relating to stock options outstanding at December 31, 2007:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$1.20 to $2.54	1,064,500	1.5 years	$1.64
$3.04	841,733	3.4 years	$3.04
$3.35 to $4.47	373,985	3.8 years	$3.85
$4.95 to $5.10	786,633	4.5 years	$5.04

$1.20 to $5.10	3,066,851	3.1 years	$3.17

The following table summarizes the changes in fair value assigned to stock options for the three years ended December 31, 2007:

(000's)	Year Ended December 31,
	2007	2006	2005

Balance at beginning of year	$2,474	$1,431	$1,043
Compensation cost recognized	1,777	1,472	573
Exercised	(803)	(428)	(46)
Forfeited	(43)	(1)	(139)

Balance at end of year	$3,405	$2,474	$1,431

d)

Warrants

	Year Ended December 31,
	2007		2006		2005
	Warrants	Amount	Warrants	Amount	Warrants	Amount
	#	(000's)	#	(000's)	#	(000's)

Outstanding, beginning of year	23,092,750	$10,364	19,350,000	$5,889	24,399,000	$7,374
Warrants issued in private placement	--	--	3,835,250	4,503	--	--
Exercise of warrants	(11,900)	(4)	(92,500)	(28)	--	--
Expiration of warrants	--	--	--	--	(5,049,000)	(1,485)

Outstanding, end of year	23,080,850	$10,360	23,092,750	$10,364	19,350,000	$5,889

On December 20, 2006, the Company issued 7.7 million units in a private placement at a price of Cdn$4.50 per unit for gross proceeds of Cdn$34.5 million (US$28.1 million, net of issue costs).  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009.  As of December 31, 2007, a total of 3,835,250 of these warrants were outstanding.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs).  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.  Warrants to purchase 11,900 and 92,500 shares were exercised in 2007 and 2006, respectively.  As of December 31, 2007, a total of 19,245,600 of these warrants were outstanding.

e)

Restricted Stock Units

In November 2005, the directors adopted a restricted stock unit (“RSU”) plan with an effective date of March 1, 2005.  The plan provides for the Board of Directors (the “Directors”) to grant RSUs to employees subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed three years from the award date, but may be accelerated at the discretion of the Directors.  The settlement of RSUs is required to be made in cash and is calculated at the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement.  RSU expense is recorded over the three-year vesting period.  The following table summarizes RSUs outstanding as of December 31, 2007 and 2006:

			2007	2006
Date of	Date of	Number of	Carrying Value	Carrying Value
Grant	Settlement	RSUs	(000's)	(000's)

March 10, 2005	March 10, 2008	120,000	$604	$288
March 9, 2006	March 9, 2009	250,000	813	269
May 24, 2007	May 24, 2010	183,700	199	--
December 13, 2007	December 13, 2010	30,000	3	--

Balance at December 31,			1,619	557
Less current maturities, included in accounts payable and accrued liabilities			(604)	--

Non-current portion			$1,015	$557

9.

Income Taxes

Income tax expense included in the consolidated statement of operations consists of the following:

(000's)	Year Ended December 31,
	2007	2006	2005

Current	$108	$65	$124
Future	5,276	(7)	24

Income tax expense	$5,384	$58	$148

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying income (loss) before income taxes by the Company's combined applicable Canadian federal and provincial tax rate of 36.12% for 2007, 2006 and 2005 is reconciled as follows:

	Year Ended December 31,
(000's)
	2007	2006	2005
Income tax expense (benefit) computed using the applicable tax rate	$(1,168)	$(1,110)	$2,928
Increase (decrease) in valuation allowance	6,823	(570)	(5,023)
Losses incurred in foreign operations without tax benefit	--	2,126	569
Share issuance costs	--	(625)	--
Foreign earnings taxed at other than statutory rate	(1,277)	(425)	(139)
Foreign exchange gains not subject to tax	760	--	--
Non-deductible expenses	332	407	1,154
Other, net	(86)	255	659

Income tax expense	$5,384	$58	$148

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2007 and 2006 are as follows:

(000's)	2007	2006
Current income tax assets:
Canada:
Deferred share issuance costs	$125	$--
Mexico:
Tax loss carryforwards	6,466	--
Total current income tax assets	6,591	--
Less valuation allowance	(2,299)	--

Current income tax assets, net of valuation allowance	4,292	--

Current income tax liabilities:
Mexico:
Other	(50)	--
Other countries:
Other	(48)	--
Total current income tax liabilities	(98)	--

Net current income tax assets	$4,194	$--

Future income tax assets:
Canada:
Tax loss carryforwards	$2,979	$1,241
Deferred share issuance costs	250	866
Mexico:
Tax loss carryforwards	6,163	13,334
Other	675	183
Other countries:
Tax loss carryforwards	2,205	264
Stock-based compensation	826	705
Other	--	137
Total future income tax assets	13,098	16,730
Less valuation allowance	(8,315)	(3,531)

Future income tax assets, net of valuation allowance	4,783	13,199

Future income tax liabilities:
Mexico:
Mineral properties, plant and equipment	14,253	13,199

Net future income tax liabilities	$(9,470)	$--

At December 31, 2007, the Company and its subsidiaries have available tax loss carry forwards in various tax jurisdictions as follows:

	Tax Loss Carryforwards	Expiry Dates
Canada	$8.1 million	2024 through 2027
Chile	$2.6 million	Unlimited
Mexico	$45.1 million	2008 through 2017
United States	$3.5 million	2021 through 2027

On October 1, 2007, Mexico enacted a new tax statute which establishes a parallel tax regime to its regular tax regime called IETU or “FLAT TAX” in which the taxpayer pays the greater of the FLAT TAX or regular tax liability annually.  The new statute is effective for tax years beginning on January 1, 2008.  Generally the FLAT TAX is based on gross receipts less disbursements including capital assets of the taxpayer at a tax rate of 17.5 percent.  A transition rule reduces the FLAT TAX rate to 16.5 percent and 17.0 percent for tax years 2008 and 2009, respectively.  As a result of the FLAT TAX, the Company has determined that the future benefit of its Mexican net operating loss carryovers as of December 31, 2007, should be subject to a valuation allowance of $5.2 million.

Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets and that a valuation allowance is required.  The change in valuation allowance of $7.1 million in the above schedule includes a currency translation adjustment of $0.3 million to future tax assets in existence as of the beginning of the year. The valuation allowance reflects management's assessment regarding the future realization of Canadian and foreign future tax assets and estimates of future earnings in these jurisdictions as of December 31, 2007.

10.

Pension Plan

The Company has a qualified defined contribution savings plan that covers all United States based employees.  Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee's elective deferral up to a maximum matching contribution of 5% of the employee's compensation, as defined under the plan.  The employee has the option of receiving the matching contribution in common shares of the Company or in cash.  Employees vest 100% in the employer matching contribution after three years of service.  The Company's matching contributions were $46,724, $27,672 and $22,053 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has an employment services subsidiary in Mexico through which all its Mexico based employees are paid.  Pension benefits are provided under a defined benefit plan.  These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to vesting of their seniority premium benefit.

The Company is also required to provide mandated severance benefits to its employees terminated under certain circumstances.  These payments consist of a one-time payment for three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.  The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments.  In determining the expected future payments, assumptions regarding employee turnover rates, inflation, wage increases and expected salary levels are required and are subject to annual review and change.  The Company expensed $0.1 million in 2007 for service costs relating to this obligation.  As at December 31, 2007, the obligation is $0.2 million.

11.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro mine at a rate of $1,000 per day plus out-of-pocket expenses. Effective April 1, 2007, the director's consulting rate was increased to $1,250 per day.  The Company has incurred technical advisory fees pursuant to this agreement totaling $0.2 million during the year ended December 31, 2007.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro mine. The agreement provided for consulting fees of $6,250 per month.  Effective April 1, 2007, the director's consulting rate was increased to $7,188 per month.  The Company has incurred consulting fees pursuant to this agreement totaling $0.1 million during the year ended December 31, 2007.

12.

Contingencies

In June, 2007, the Company terminated its mining contract with WGLA at its Cerro San Pedro mine.  WGLA maintains that it was not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes.  The Company has filed a counterclaim against WGLA for $2.5 million.  The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents (“Project Opponents”) against governmental agencies.  The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine.  Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company's operations may be negatively impacted.

13.

Commitments

The Company leases certain land rights, facilities and equipment under long-term operating lease agreements.  As of December 31, 2007, lease commitments for the next five years and thereafter are as follows:

(000's)
2008	8,611
2009	8,643
2010	8,651
2011	183
2012	134
Thereafter	896

Lease commitments include a three-year mine equipment rental contract at its Cerro San Pedro mine expiring on December 31, 2010.  The contract provides for minimum monthly payments of $0.7 million with annual increases for inflation.  If the contract is terminated prior to December 31, 2010, the Company will be required to pay early termination fees from $0.5 million to $2.0 million depending on the date of termination.

The Company's Land Use License with the State of San Luis Potosí requires that it structurally stabilize a church in the village of Cerro de San Pedro.  The Company has deposited $0.2 million in a bank trust account controlled by the Company which will be applied to the cost of the church stabilization project.  The Company is awaiting approval for a stabilization plan from the regulatory authorities.

14.

Supplementary Cash Flow Information

Cash flows from changes in non-cash working capital and other assets are summarized as follows:

(000's)	2007	2006	2005

Value added tax and other receivables	$(991)	$(1,986)	$(337)
Inventory	(10,907)	(133)	--
Deposits and prepaid expenses	(1,213)	(35)	7
Other assets	(78)	13	(6)
Accounts payable and accrued liabilities	3,675	879	85

	$(9,514)	$(1,262)	$(251)

15.

Segment Information

The Company operates in one business segment being the exploration, development and extraction of precious and base metals in geographic segments principally in Mexico, Chile, and the United States.  The Mexico segment consists of the Cerro San Pedro mine, which commenced commercial production on May 1, 2007.  The Chile segment includes exploration activities on the El Morro, Rio Figueroa and other projects.  The United States segment includes exploration activities on the Alaska Peninsula and Liberty Bell projects, and operations from the Company's corporate office.  Capital expenditures by industry segment are presented in Note 5.  A summary of capital assets and revenues by industry segment are as follows:

(000's)	2007
			United
Property, plant and equipment	Mexico	Chile	States	Total
Producing	$95,571	$--	$--	$95,571
Non-producing	--	4,477	1,986	6,463

	$95,571	$4,477	$1,986	$102,034

Gold revenues	$17,842	$--	$--	$17,842
Silver revenues	5,021	--	--	5,021
Segment revenues	$22,863	$--	$--	$22,863

Segment net loss	$(5,456)	$(408)	$(2,757)	$(8,621)

(000's)	2006
			United
Property, plant and equipment	Mexico	Chile	States	Total
Producing	$--	$--	$--	$--
Non-producing	80,722	2,843	1,262	84,827

	$80,722	$2,843	$1,262	$84,827

Segment revenues	$--	$--	$--	$--
Segment net loss	$(56)	$(307)	$(2,767)	$(3,130)

(000's)	2005
			United
	Mexico	Chile	States	Total
Segment revenues	$--	$--	$--	$--
Segment net income (loss)	$(75)	$8,316	$(282)	$7,959

16.

Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP.  Significant measurement differences that materially affect these consolidated financial statements are as follows:

*

As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures.  Under United States GAAP, the Company expenses, as incurred, costs relating to the exploration and development of mineral properties.  When proven and probable reserves are determined for a property and a feasibility study has been prepared, all subsequent exploration and development costs on the property are capitalized.  The Company's mineral reserves have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.  The Company has determined that these reserves also meet the definition for proven and probable reserves under the United States Securities and Exchange Commission Industry Guide 7.  The only property for which the Company has proven and probable reserves is its Cerro San Pedro mine.  Mineral properties, plant and equipment under United States GAAP at December 31, 2007 and 2006 include property acquisition, mine construction and other project costs relating to the Cerro San Pedro property.  Capitalized expenditures for this property do not include any exploration or development costs incurred prior to determination of proven and probable reserves, and the feasibility study.  The Company reviews and evaluates the estimated cash flows from this property periodically to assess whether carrying value has been impaired in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets”.  Although the Company has incurred delays with the construction schedule and additional costs due to various permitting and project access issues, the impact of the additional costs has been more than offset by the anticipated additional revenues arising from gold and silver price appreciation.  At December 31, 2007, the Company has concluded that the carrying value of this property is not impaired.

*

The Company's mine processing facilities were tested and determined to be operational and ready for use on April 30, 2007.  Operations began on May 1, 2007 and all revenues and operating costs incurred subsequent to that date have been recorded in the statement of operations for both United States and Canadian GAAP.

*

On January 1, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.   Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award.  Under Canadian GAAP, the Company accounts for forfeitures only as they occur.  FAS No. 123R was adopted using the modified prospective method without restatement of prior periods.  As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since January 1, 2004, the adoption of FAS 123R did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2006.   Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.  The Company is required to estimate forfeitures at the date of grant under United States GAAP, whereas Canadian GAAP requires that forfeitures are accounted for when they occur.  There were no material United States and Canadian GAAP differences attributable to forfeitures.

*

The Company has warrants to purchase common shares that are denominated in Canadian dollars, which results in the Company having warrants outstanding that are denominated outside its U.S. dollar functional currency.  The U.S. Securities and Exchange Commission and Financial Accounting Standards Board (“FASB”) have issued recent interpretations for U.S. GAAP that suggest warrants with exercise prices denominated in a currency other than the entity's functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities which are carried at fair value with changes in the fair value recorded in the statement of operations.  In August 2007, the Emerging Issues Task Force (“EITF”) issued EITF no. 07-5, Issue Summary No. 1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock.”  The Issue Summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance.  The EITF considers Issue 07-5 an open issue subject to discussion at future meetings.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit, balance sheets and statements of cash flows would have been reported as follows:

Statements of Operations and Deficit		Year Ended December 31,
(000's)		2007	2006	2005

Net income (loss) under Canadian GAAP		$(8,621)	$(3,130)	$7,959
Exploration expenditures expensed		(2,362)	(1,952)	(1,900)
Depreciation and amortization		111	--	--
Write-down of mineral properties, plant and equipment		--	380	2
Accretion of asset retirement obligation		(18)	(32)	(19)
Income from property payments		--	--	1,051
Stock-based compensation expense		--	--	341
Net income (loss) before income taxes
under U.S. GAAP		(10,890)	(4,734)	7,434
Income tax provision		2,347	--	--

Net income (loss) under U.S. GAAP		$(8,543)	$(4,734)	$7,434

Basic net income (loss) per share under U.S. GAAP		$(0.09)	$(0.06)	$0.09
Diluted net income (loss) per share under U.S. GAAP		$(0.09)	$(0.06)	$0.09

Balance Sheets	December 31,
(000's)	2007		2006

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Inventory	$11,668	$11,614	$133	$133

Mineral properties, plant and equipment	$102,034	$87,659	$84,827	$72,666

Future income tax liabilities	$9,470	$7,123	$--	$--

Shareholders' equity	$120,538	$108,456	$125,996	$113,834

Statements of Cash Flows	Year Ended December 31,
(000's)	2007	2006	2005

Cash flows provided from (used for) operating activities, Canadian GAAP	$(8,806)	$(2,366)	$8,166
Mineral properties, plant and equipment	(2,362)	(1,952)	(849)

Cash flows provided from (used for) operating activities, U.S. GAAP	$(11,168)	$(4,318)	$7,317

Cash flows used for investing activities, Canadian GAAP	$(20,271)	$(24,975)	$(7,543)
Mineral properties, plant and equipment	2,362	1,952	849

Cash flows used for investing activities, U.S. GAAP	$(17,909)	$(23,023)	$(6,694)

Recent U.S. Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS 159 are effective for the Company's fiscal year ending December 31, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations and disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal periods beginning after November 15, 2007.  SFAS 157 defined fair value, established a framework for measuring fair value in U.S. GAAP, and expanded disclosures about fair value measurements.  In December 2007, the FASB issued SFAS No. 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities.  However, SFAS 157 is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial position, results of operations and disclosures.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that tax position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification of interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company's financial position, results of operations or cash flows.

17.

Subsequent Events

On January 23, 2008, the Company entered into a 50-year Mining Lease Agreement (the “Agreement”) with the owners of certain Alaskan mining concessions located within the Company's Liberty Bell project area of interest.  The Agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 31, 2012, and minimum royalty payments as follows:

Payment Amount	Due Date
$25,000	September 1, 2008
$50,000	January 1, 2009
$25,000	September 1, 2009
$50,000	September 1, 2010
$150,000	September 1, 2011
$200,000	September 1, 2012
$200,000	September 1, 2013
$250,000	September 1, 2014
$250,000	September 1, 2015
$300,000	September 1, 2016
$100,000	September 1, 2017 and each year thereafter through the end of the lease term

In the event that the Company delivers a feasibility study on the property prior to September 1, 2017, the minimum annual royalty payment for all subsequent periods through the end of the lease term will be $100,000 per year.

The owners retained a sliding scale net smelter return (“NSR”) royalty from all minerals produced and sold from the claims that ranges from 0.5% at gold prices of $300 or less, to 5.0% at gold prices of $1,000 or more.  Minimum royalty payments are applied to reduce future amounts owed under the NSR royalty.  The Company has an option to convert the sliding scale NSR royalty to a fixed 4% NSR royalty for a payment of $1.0 million within two years of commencement of commercial production.